Mail Stop 3561

July 1, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Dan Valladao
Chief Executive Officer
General Automotive Company
5422 Carrier Drive
Suite 309
Orlando, Florida 32819

> **Re:** **General Automotive Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-137755**

Dear Mr. Valladao:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief